Via Facsimile and U.S. Mail
Mail Stop 6010


August 31, 2005


Ronald G. Hosking
Vice President and CFO
IMI International Medical Innovations Inc.
4211 Younge Street, Suite 615
Toronto, Ontario M2P 2A9
Canada

Re:	IMI International Medical Innovations Inc.
	          Form 6-K/A
	           Filed October 21, 2004
                     File No.  001-31360

Dear Mr. Hosking:

      We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

`` General
1. We note from section 17.3(e) of the License, Development and Supply Agreement with McNeil PDI Inc., filed October 21, 2004 as an exhibit to your Form 6-K/A, that the agreement contemplates licensing or other operations in Iran and Syria. In light of the fact that these countries are identified as state sponsors of terrorism by the
U.S. State Department, and are subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control, please describe for us all existing and anticipated operations in these countries. Please also discuss the materiality of your operations and anticipated operations in Iran and Syria, and your view as to whether those operations and/or anticipated operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment.
Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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Ronald G. Hosking
IMI International Medical Innovations Inc.
August 31, 2005
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